UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g)
OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS
UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 333-108818

SUMMIT FINANCIAL SERVICES GROUP, INC.

(Exact name of registrant as specified in its charter)

595 South Federal Highway, Suite 500, Boca Raton, Florida 33432, (561) 338-2800
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 PAR VALUE
(Title of each class of securities covered by this Form)

None

(Title of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	[X]
Rule 12g-4(a)(2)	[_]
Rule 12h-3(b)(l)(i)	[X]
Rule 12h-3 (b)(1)(ii)	[_]
Rule 15d-6	[_]

Approximate number of holders of record as of the certification or notice date:      1

Pursuant to the requirements of the Securities Exchange Act of 1934, Summit Financial Services Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	June 12, 2014	By:	RCS CAPITAL CORPORATION, its sole member

		By:	James A. Tanaka
Authorized Signatory